**Mail Stop 4561**
**Via fax: +81-3-5259-6311**

April 2, 2010

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

> **Re:** **Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2009**
> **Filed on September 29, 2009**
> **File No. 000-30204**

Dear Mr. Watai:

We have reviewed your response letter dated March 29, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 4, 2010.

Form 20-F for the Year Ended March 31, 2009

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1. Considering the quarterly information provided in your response to prior comment 2, please clarify how you determined that your results of operations did not vary materially from use of the completed contract versus the percentage-of-completion method of accounting. In this regard it appears that use of the completed contract resulted in differences to pre-tax net income for both Q2 and Q4 of the fiscal year ended March 31, 2009 of approximately 12% and 21%, respectively. Please provide your analysis that supports the company's conclusions that these differences are not material and how you determined that

use of the completed contract method of accounting is appropriate for all your construction arrangements.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202)-551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.  If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief